

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 29, 2013

Via E-mail
Mr. Jonathan Symonds
Chief Financial Officer
Novartis AG
CH-4056 Basel
Switzerland

      **Re: Novartis AG
             Form 20-F for Fiscal Year Ended December 31, 2012
             Filed January 23, 2013
             File No. 001-15024**

Dear Mr. Symonds:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Joel Parker

                                  Joel Parker
                                  Accounting Branch Chief